EXHIBIT 12
PEPSICO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Years Ended December 28, 2013, December 29, 2012, December 31, 2011, December 25, 2010 and
December 26, 2009
(in millions except ratio amounts)

	2013	2012	2011	2010	2009
Earnings:
Income before income taxes	$8,891	$8,304	$8,834	$8,232	$8,079
Unconsolidated affiliates’ interests, net	(25)	(34)	(30)	72	(301)
Amortization of capitalized interest	5	2	3	3	4
Interest expense(a)	911	899	856	903	397
Interest portion of rent expense(b)	213	194	196	175	137

Earnings available for fixed charges	$9,995	$9,365	$9,859	$9,385	$8,316

Fixed Charges:
Interest expense(a)	$911	$899	$856	$903	$397
Capitalized interest	7	5	10	6	3
Interest portion of rent expense(b)	213	194	196	175	137

Total fixed charges	$1,131	$1,098	$1,062	$1,084	$537

Ratio of Earnings to Fixed Charges(c)	8.84	8.53	9.29	8.65	15.48

(a) Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes.
(b) One-third of net rent expense is the portion deemed representative of the interest factor.
(c) Based on unrounded amounts.